Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 21, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.            A news release dated November 7, 2007 entitled ‘Vodafone and Nokia Agree to Launch Integrated Vodafone Services on Nokia Handsets’

2.            A news release dated November 16, 2007 entitled ‘Verizon Wireless and Vodafone Create Best In-Class global Service for Multi-National Organizations’

3.            Stock Exchange Announcement dated November 2, 2007 entitled ‘Transaction in Own Securities’

4.            Stock Exchange Announcement dated November 5, 2007 entitled ‘Transaction in Own Securities’

5.            Stock Exchange Announcement dated November 6, 2007 entitled ‘Transaction in Own Securities’

6.            Stock Exchange Announcement dated November 7, 2007 entitled ‘Transaction in Own Securities’

7.            Stock Exchange Announcement dated November 8, 2007 entitled ‘Transaction in Own Securities’

8.            Stock Exchange Announcement dated November 9, 2007 entitled ‘Transaction in Own Securities’

9.            Stock Exchange Announcement dated November 12, 2007 entitled ‘Transaction in Own Securities’

10.          Stock Exchange Announcement dated November 13, 2007 entitled ‘Transaction in Own Securities’

11.          Stock Exchange Announcement dated November 14, 2007 entitled ‘Transaction in Own Securities’

12.          Stock Exchange Announcement dated November 15, 2007 entitled ‘Transaction in Own Securities’

13.          Stock Exchange Announcement dated November 16, 2007 entitled ‘Transaction in Own Securities’

14.          Stock Exchange Announcement dated November 19, 2007 entitled ‘Transaction in Own Securities’

15.          Stock Exchange Announcement dated November 19, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.          Stock Exchange Announcement dated November 20, 2007 entitled ‘Transaction in Own Securities’

17.          Stock Exchange Announcement dated November 21, 2007 entitled ‘Transaction in Own Securities’

18.          Stock Exchange Announcement dated November 22, 2007 entitled ‘Transaction in Own Securities’

19.          Stock Exchange Announcement dated November 23, 2007 entitled ‘Transaction in Own Securities’

20.          Stock Exchange Announcement dated November 26, 2007 entitled ‘Transaction in Own Securities’

21.          Stock Exchange Announcement dated November 27, 2007 entitled ‘Transaction in Own Securities’

22.          Stock Exchange Announcement dated November 28, 2007 entitled ‘Transaction in Own Securities’

23.          Stock Exchange Announcement dated November 29, 2007 entitled ‘Transaction in Own Securities’

24.          Stock Exchange Announcement dated November 30, 2007 entitled ‘Transaction in Own Securities – Voting rights and capital’

7 November 2007

VODAFONE AND NOKIA AGREE TO LAUNCH INTEGRATED VODAFONE

SERVICES ON NOKIA HANDSETS

Vodafone, the world’s largest mobile operator by revenue, and Nokia, the world’s largest handset manufacturer, have agreed to launch an integrated suite of Vodafone services combined with Nokia Ovi Services on a range of Nokia handsets. These services will offer customers a greater choice of communications, Internet services, content and browsing through a range of premium handsets on high speed 3G and 3G broadband networks. Vodafone and Nokia also have agreed that a number of these handsets will be exclusive to Vodafone.

Customers will get faster and easier access to all of Vodafone’s Internet and entertainment services as well as all of Ovi from Nokia services on a wide range of handsets.  Vodafone customers will be able to access the widest and most attractive choice of Internet services.

Vodafone and Nokia will make it easier to access the Internet quickly at the click of a button. Customers will get the full suite of communications, content, Internet services and browsing, through seamlessly integrated Vodafone services on Nokia handsets.

Vodafone and Nokia will also deliver greater choice in music for customers, by making both the Vodafone music service and the Nokia Music Store available on Nokia’s 2008 handsets.

“We’re pleased do be working with Nokia in leading the industry to bring customers a complete suite of Vodafone communications, browsing, content and Internet services” said Frank Rovekamp, Global Chief Marketing Officer, Vodafone Group.  “This is a logical step for Vodafone to make, further improving our customer experience with many of the services already launched with leading Internet partners.”

“Web2. 0 is all about social networking and enabling people to connect with each other in new ways. Bringing location and context awareness to web2.0 services is the next stage in the web development and Nokia multimedia computers enable people to participate to their favourite internet services on-the-go”, said Executive Vice President and General Manager Nokia Multimedia Anssi Vanjoki. “We’re excited to work with Vodafone to provide consumers with internet services like navigation, music, games and communities to make their life richer and more enjoyable, independent of time and place.”

- ends -

For Further Information

Vodafone Group Media Relations

Tel:  +44 1635 664444

Nokia Communications

Tel:  +358 7180 34900

Email: press.office@nokia.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 232 million proportionate customers as at 30 June 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks. http://www.nokia.com.

About Ovi by Nokia

Ovi, meaning ‘door’ in Finnish, enables people to easily access their existing social networks, communities and content from a single place, as well as acting as a gateway to Nokia services. Accessible from a computer or compatible Nokia device, Ovi includes the Nokia Music Store, Nokia Maps and N-Gage, with more services to follow. For more information, please visit http://www.ovi.com.

© Vodafone Group 2007. VODAFONE, the Vodafone logos and Vodafone live!, are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

16 NOVEMBER 2007

VERIZON WIRELESS AND VODAFONE CREATE BEST-IN-CLASS GLOBAL SERVICE FOR MULTI-NATIONAL ORGANIZATIONS

Single Account Team Structure, Consistent Approach to Products and Pricing and International Contract Among Key
Benefits

BASKING RIDGE, N.J., and NEWBURY, ENGLAND – In a move aimed at giving select business customers an enhanced global communications experience, Vodafone, the world’s leading international mobile communications group and Verizon Wireless, the leading wireless provider in the United States, have announced a new global services cooperation.

The new program allows both companies to meet the needs of global business customers, while providing a consistent approach to products and pricing.  In addition, business customers served by a global account team will be able to have one contract to cover their mobile needs – in the United States, Europe and elsewhere in the world.

“This program combines the power of world-class organizations and exemplifies our commitment to providing a true global wireless experience,” said Lowell McAdam, chief executive officer of Verizon Wireless.  “Increasingly, enterprise customers are competing in the global market and wireless solutions are integral to their ability to be responsive to their business.  By leveraging our Vodafone relationship to create a seamless global program, we are not only providing customers with unmatched wireless service, but unparalleled customer service.”

“This unique Vodafone Verizon Wireless offer delivers more predictability and consistency to the communications needs of international businesses,” said Vittorio Colao, deputy chief executive officer of Vodafone Group. “It provides our customers with a single point of contact that makes it easier to do business with both companies.  We are confident that this cooperation will provide immediate benefits to our customers and set a new standard in enterprise account management.”

Verizon Wireless offers voice and data connectivity solutions customized to match the needs of enterprise customers.  With a Verizon Wireless sales team of industry experts to call upon, enterprise customers are assured of getting the right mobile solution for their business.

For more information on Verizon Wireless business solutions, visit www.verizonwireless.com.

- ends -

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 63.7 million customers. The largest U.S. wireless company and largest wireless data provider, based on revenues, Verizon Wireless is headquartered in Basking Ridge, N.J., with 68,000 employees nationwide. The company is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, go to: www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 241 million proportionate customers as at 30 September. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 November 2007

Number of ordinary shares transferred:	2,928,279

Highest transfer price per share:	194p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,146,873,782 of its ordinary shares in treasury and has 53,093,115,154 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 November 2007

Number of ordinary shares transferred:	1,079,019

Highest transfer price per share:	189.8p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,145,794,763 of its ordinary shares in treasury and has 53,094,336,666 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 November 2007

Number of ordinary shares transferred:	451,713

Highest transfer price per share:	189p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,145,343,050 of its ordinary shares in treasury and has 53,094,896,550 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 November 2007

Number of ordinary shares transferred:	126,717

Highest transfer price per share:	183.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,145,216,333 of its ordinary shares in treasury and has 53,095,120,872 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 November 2007

Number of ordinary shares transferred:	317,029

Highest transfer price per share:	193.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,144,899,304 of its ordinary shares in treasury and has 53,095,585,068 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 November 2007

Number of ordinary shares transferred:	558,020

Highest transfer price per share:	188.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,144,341,284 of its ordinary shares in treasury and has 53,096,336,822 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2007

Number of ordinary shares transferred:	312,067

Highest transfer price per share:	186.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,144,029,217 of its ordinary shares in treasury and has 53,096,648,889 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 November 2007

Number of ordinary shares transferred:	187,782

Highest transfer price per share:	182.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,143,841,435 of its ordinary shares in treasury and has 53,097,058,646 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 November 2007

Number of ordinary shares transferred:	200,177

Highest transfer price per share:	181.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,143,641,258 of its ordinary shares in treasury and has 53,097,258,823 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 November 2007

Number of ordinary shares transferred:	357,439

Highest transfer price per share:	184p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,143,283,819 of its ordinary shares in treasury and has 53,097,624,144 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 November 2007

Number of ordinary shares transferred:	53,831

Highest transfer price per share:	195.7p

Lowest transfer price per share:	179.3p

Following the above transfer, Vodafone holds 5,143,229,988 of its ordinary shares in treasury and has 53,097,852,299 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 November 2007

Number of ordinary shares transferred:	3,832,306

Highest transfer price per share:	195.7p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,139,397,682 of its ordinary shares in treasury and has 53,104,133,866 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 November 2007 by HBOS Employee Equity Solutions that on 12 November 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 181.16p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	138
Paul Michael Donovan	138
Terry Dean Kramer	136
Stephen Roy Scott	138

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 November 2007

Number of ordinary shares transferred:	1,260,628

Highest transfer price per share:	191.8p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,138,137,054 of its ordinary shares in treasury and has 53,105,491,389 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 November 2007

Number of ordinary shares transferred:	707,097

Highest transfer price per share:	192.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,137,429,957 of its ordinary shares in treasury and has 53,106,263,358 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 November 2007

Number of ordinary shares transferred:	580,387

Highest transfer price per share:	192.9p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,136,849,570 of its ordinary shares in treasury and has 53,106,893,775 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 November 2007

Number of ordinary shares transferred:	354,239

Highest transfer price per share:	191.3p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,136,495,331 of its ordinary shares in treasury and has 53,107,256,014 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 November 2007

Number of ordinary shares transferred:	195,925

Highest transfer price per share:	192.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,136,299,406 of its ordinary shares in treasury and has  53,107,495,417 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 November 2007

Number of ordinary shares transferred:	147,374

Highest transfer price per share:	187.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,136,152,032 of its ordinary shares in treasury and has  53,107,642,791 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 November 2007

Number of ordinary shares transferred:	256,178

Highest transfer price per share:	187.5p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,135,895,854 of its ordinary shares in treasury and has 53,107,908,802 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 November 2007

Number of ordinary shares transferred:	189,520

Highest transfer price per share:	191.3p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,135,706,334 of its ordinary shares in treasury and has 53,108,110,703 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 November 2007

Number of ordinary shares transferred:	94,070

Highest transfer price per share:	180.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,135,612,264 of its ordinary shares in treasury and has 58,243,847,168 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone  has 53,108,234,904 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,108,234,904.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 21, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary